[letterhead of K&L Gates LLP]

May 12, 2010

Christina L. DiAngelo Senior Staff Accountant U.S. Securities and Exchange Commission Washington, DC 20549

Dear Ms. DiAngelo:

You have requested further information concerning the amended Form N-CSR filed for the Embarcadero Funds, Inc. (the “Funds”) on April 30, 2010, which contained certain changes to the December 31, 2009 financial statements.  Specifically, you asked whether the Funds consulted with the auditors regarding the changes and whether the auditors considered whether they needed to reissue their audit opinion considering the changes that were made.

During the process of revising the financial statements, re-filing the Form N-CSR and responding to your prior comments, the auditors were involved and reviewed and commented upon the revised documents and the response letter prior to filing.  I have also spoken with the auditor to confirm that they had considered whether they needed to reissue their audit opinion, and they confirmed that they had considered it and did not think it needed to be reissued in light of the changes.  The auditor noted that the change in the performance figure for the Alternative Strategies Fund was a typo correction (where brackets were missing) relating to a series that no longer exists, and is no longer significant as there is no user relying on the information.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at 415.249.1053 or Mark Perlow at 415.249.1070.

Regards,

/s/ Kurt J. Decko

SF-211170 v1